Exhibit 99.3

Auris Medical News Release

Auris Medical Provides Business Update and Reports Second Quarter 2016 Financial Results

•	TACTT2 trial with KeyzilenTM for acute inner ear tinnitus did not meet efficacy endpoints

•	Top-line results from TACTT3 trial with KeyzilenTM expected in the fourth quarter of 2016

•	AM-111 Phase 3 program for acute inner ear hearing loss is ongoing

•	Conference call today at 8 am Eastern Time

Zug, Switzerland, August 18, 2016 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today provided a business update and announced financial results for the second quarter ended June 30, 2016.

“As stated earlier today, we are disappointed with the top-line results from the TACTT2 trial with KeyzilenTM for acute inner ear tinnitus and we continue to assess the full dataset. We plan to complete this analysis and meet with the regulatory agencies prior to the TACTT3 readout, which is expected in the fourth quarter,” commented Thomas Meyer, Auris Medical’s founder, Chairman and Chief Executive Officer. “Apart from this, we are pleased with the progress of our second Phase 3 asset, AM-111 for the treatment of acute sensorineural hearing loss, which is progressing with enrollment into the HEALOS and ASSENT trials. Furthermore, we have appointed Thomas Jung to our management team as Chief Development Officer to support our clinical, preclinical and pharmaceutical development activities.”

Development Program Updates

KeyzilenTM (AM-101) for Acute Inner Ear Tinnitus

•	Announced top-line results from the Phase 3 TACTT2 trial in acute inner ear tinnitus. The TACTT2 trial did not meet the two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. Data from the TACTT2 trial support the positive safety profile established in previous studies.

•	Completed enrollment of the Phase 3 TACTT3 trial with more than 300 patients during the acute tinnitus stage (Stratum A) and approximately 330 patients during the post-acute tinnitus stage (Stratum B). The trial, which is being conducted in Europe, is a randomized, double-blind, placebo-controlled trial in acute and post-acute inner ear tinnitus following traumatic cochlear injury or otitis media. The primary endpoint is the change in tinnitus loudness from baseline to Day 84; the change in the TFI is the key secondary efficacy outcome. Top-line results from this trial are expected in the fourth quarter of 2016.

•	Received fast track designation from the FDA for KeyzilenTM in acute peripheral (inner ear) tinnitus following traumatic cochlear injury or otitis media in adults, highlighting the seriousness of the condition as well as the unmet medical need.

AM-111 for Acute Inner Ear Hearing Loss

•	Progressed with enrollment in the Phase 3 HEALOS trial, which is being conducted in several European and Asian countries. The trial aims to enroll approximately 255 patients with severe to profound idiopathic sudden sensorineural hearing loss. Top-line results from this trial are expected in the second half of 2017.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 •  www.aurismedical.com

•	Initiated the Phase 3 ASSENT trial, which is being conducted in the US, Canada and South Korea. The trial aims to enroll approximately 300 patients with severe to profound idiopathic sudden sensorineural hearing loss. Top-line results from this trial are expected in the first half of 2018.

Other Developments

•	Appointed Thomas Jung, MD, PhD, as Chief Development Officer. In this newly created position, Dr. Jung will lead the Company’s clinical, preclinical and pharmaceutical development activities. He will join Auris Medical in September. Dr. Jung previously served as the Chief Medical Officer at Delenex Therapeutics AG and spent 13 years at Novartis, most recently as Head, Translational Medicine for the European Union.

•	Received $12.5 million in financing from a loan facility agreement with Hercules Capital, Inc.

Second Quarter 2016 Financial Results

•	Cash and cash equivalents at June 30, 2016, totaled CHF 32.8 million, which does not include the $12.5 million received in July 2016 as part of the loan facility.

•	Total operating expenses for the second quarter of 2016 were CHF 9.0 million compared to CHF 9.7 million for the second quarter of 2015.

•	Research and development expenses for the second quarter of 2016 were CHF 7.3 million compared to CHF 8.8 million for the second quarter of 2015.

•	General and administrative expenses for the second quarter of 2016 were CHF 1.7 million compared to CHF 0.9 million for the second quarter of 2015.

•	Net loss for the second quarter of 2016 was CHF 8.43 million, or CHF 0.25 per share, compared to CHF 10.96 million, or CHF 0.34 per share, for the second quarter of 2015. The net loss includes a net unrealized foreign currency exchange gain of CHF 0.6 million in the second quarter of 2016 compared to a foreign currency exchange loss of CHF 1.2 million in the second quarter of 2015.

The Company continues to expect that its operating expenses in 2016 will be in the range of CHF 33.0 to 38.0 million and believes that existing cash and cash equivalents, including the $12.5 million loan, will enable the funding of operations until year-end 2017.

Today’s Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to discuss the top-line results from the TACTT2 trial, the second quarter 2016 financial results and to provide a general business update today, August 18, 2016, at 8:00 am Eastern Time (2:00 pm Central European Time). To participate in this conference call, dial 1-877-280-3459 (USA) or +1-646-254-3387 (International), and enter passcode 9451099. A live webcast of the conference call will be available in the Investor Relations section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available following the live call.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is currently focusing on the Phase 3 development of treatments for acute inner ear tinnitus (KeyzilenTM; AM-101) and for acute inner ear hearing loss (AM-111) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is pursuing early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of the parent company Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol "EARS."

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Company contact: Cindy McGee, Head of Investor Relations and Corporate Communications, +41 61 201 13 50, investors@aurismedical.com

Media contact: David Schull, Russo Partners, 1-858-717-2310, david.schull@russopartnersllc.com

Auris Medical Holding AG

Condensed Consolidated Interim Statement of Loss and Other Comprehensive Loss (unaudited)

(in CHF)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	2016	2015	2016	2015
Research and development	-7,278,563	-8,750,891	-13,418,738	-14,980,787
General and administrative	-1,725,114	-980,187	-2,947,146	-1,910,106
Operating loss	-9,003,677	-9,731,078	-16,365,884	-16,890,893
Interest income	15,281	5,210	26,166	10,268
Interest expense	-2,514	-2,540	-5,259	-4,604
Foreign currency exchange gain/(loss), net	558,908	-1,230,018	-985,937	-2,125,308
Loss before tax	-8,432,002	-10,958,426	-17,330,914	-19,010,537
Income tax expense	-	-	-	-
Net loss attributable to owners of the Company	-8,432,002	-10,958,426	-17,330,914	-19,010,537
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of CHF 0	-347,398	-306	-607,867	-229,170
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0	-15,856	38,501	25,964	56,863
Other comprehensive (loss)/income, net of taxes of CHF 0	-363,254	38,195	-581,903	-172,307
Total comprehensive loss attributable to owners of the Company	-8,795,256	-10,920,231	-17,912,817	-19,182,844

Basic and diluted loss per share	-0.25	-0.34	-0.50	-0.62

Auris Medical Holding AG

Condensed Consolidated Interim Statement of Financial Position (unaudited)

(in CHF)

	JUNE 30, 2016	DECEMBER 31, 2015
ASSETS
Non-current assets
Property and equipment	185,324	222,570
Intangible assets	1,482,520	1,482,520
Other non-current receivables	38,066	38,066
Total non-current assets	1,705,910	1,743,156

Current assets
Other receivables	1,387,380	650,716
Prepayments	17,789	181,044
Cash and cash equivalents	32,780,841	50,237,300
Total current assets	34,186,010	51,069,060

Total assets	35,891,920	52,812,216
Equity
Share capital	13,731,881	13,721,556
Share premium	112,838,815	112,662,910
Foreign currency translation reserve	-37,858	-63,821
Accumulated deficit	-99,440,625	-81,578,733
Total shareholders’ equity attributable to owners of the Company	27,092,213	44,741,912

Non-current liabilities
Employee benefits	2,245,431	1,575,833
Deferred tax liabilities	327,637	327,637
Total non-current liabilities	2,573,068	1,903,470

Current liabilities
Trade and other payables	660,341	1,205,522
Accrued expenses	5,566,298	4,961,312
Total current liabilities	6,226,639	6,166,834

Total liabilities	8,799,707	8,070,304

Total equity and liabilities	35,891,920	52,812,216